Emmis Communications Corporation
One Emmis Plaza
40 Monument Circle, Suite 700
Indianapolis, Indiana 46204
Tel. (317) 266-0100
Fax (317) 631-3750

April 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
Mail Stop 3720
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Emmis Communications Corporation
Preliminary Proxy Statement, Filed March 13, 2012
File No. 000-23264
_____________________________________

Dear Mr. Spirgel:

I am writing in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Jeffrey H. Smulyan, Chief Executive Officer of Emmis Communications Corporation (“Emmis” or the “Company”) dated April 9, 2012 (the “Comment Letter”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”).  The Company submits in electronic form for filing the accompanying Amended Preliminary Proxy Statement on Schedule 14A with the Commission (the “Amended Preliminary Proxy Statement”).

The Amended Preliminary Proxy Statement reflects the responses of the Company to comments received from the Staff with respect to the Preliminary Proxy Statement in the Comment Letter.  For your convenience, the Company has set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto.  Unless otherwise indicated, caption references and page numbers refer to the captions and pages contained in the Amended Preliminary Proxy Statement.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in the Amended Preliminary Proxy Statement.

General

1.
We note you have filed a response letter dated March 2, 2012 in response to our comment letter dated February 17, 2012 and a response letter dated March 28, 2012 in response to teleconferences held with us March 14 and 16, 2012.  Some of our comments below refer to parts of your response letter dated March 28, 2012.

The Company acknowledges the Staff’s references to the Company’s response letters dated March 2, 2012 and March 28, 2012, and respectfully notes for the Staff that certain of the Company’s responses in this response letter reference the Company’s response letter dated March 28, 2012.

2.
We note newspaper articles that indicate the company is engaged in litigation with holders of your Preferred Stock.  Describe this litigation, particularly the potential effect on the legality of the proposals.

In response to the Staff’s comment, the Company has included a description of the above referenced litigation and the litigation described in the following  paragraph on page 15 of the Amended Preliminary Proxy Statement, including the potential effect on the legality of the Proposed Amendments.

The Company also notes that a lawsuit was filed in the United States District Court for the Southern District of Indiana on April 16, 2012 by the Lock-Up Group seeking, inter alia, to enjoin the Company, its executive officers and certain members of its board of directors from holding the special meeting or taking any other action with respect to the Proposed Amendments, including voting the Preferred Stock.  The Company believes that the lawsuit is wholly without merit and intends to vigorously defend its action.

3.
We note you have filed a definitive proxy statement on March 21, 2012 to consider and vote upon a proposal to approve the 2012 Retention Plan and Trust and to elect a director to fill in the vacancy created by the resignation of Mr. Siegelbaum.  With reference to specific rules, please give us your analysis as to why and how you filed this proxy statement in definitive form.

The Company respectfully refers the Staff to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Exchange Act”) and paragraph (a)(6)(ii) of Item 402 of Regulation S-K.  Rule 14a-6(a) provides that a registrant shall not file with the Commission a preliminary proxy statement if the solicitation relates to a meeting of security holders at which the only matters to be acted upon are, among other things, (1) the election of directors and (2) the approval or ratification of a plan as defined in paragraph (a)(6)(ii) of Item 402 of Regulation S-K or amendments to such a plan.

The Company did not file a preliminary proxy statement with the Commission because the Definitive Proxy Statement on Schedule 14A that was filed by the Company with the Commission on March 21, 2012 (the “Definitive Proxy Statement”) qualified for the exemption from the requirement to file a preliminary proxy statement set forth in Rule 14a-6(a), since the only matters to be acted upon at the meeting of the Company’s shareholders referenced in the Definitive Proxy Statement were (1) the election of a director to fill the vacancy created by the resignation of Mr. Siegelbaum and (2) the approval of the Company’s 2012 Retention Plan and Trust Agreement, which constitutes a “plan” as defined in paragraph (a)(6)(ii) of Item 402 of Regulation S-K.  The Company also did not comment upon or refer to a solicitation in opposition in connection with the meeting referenced in the Definitive Proxy Statement.

4.	Please fill in the blanks in this preliminary proxy statement with bracketed information.

We have updated the Amended Preliminary Proxy Statement to fill in certain information that was previously bracketed, including the April 3, 2012 record date of the shareholders meeting contemplated by the Amended Preliminary Proxy Statement, certain share quantities as of the record date, the date of the April 2, 2012 shareholders meeting and the date of the March 8, 2012 board of directors meeting.  The information required to fill in the remaining blanks in the Preliminary Proxy Statement will become available closer to the time the definitive proxy statement is to be filed when we can confirm the date of the special meeting.  The Company confirms to the Staff that it will insert the necessary information in the definitive proxy statement at such time.

5.
We note your disclosure in the second full paragraph on page 13 that, in June 2005, the company amended its articles of incorporation to provide the holders of the Preferred Stock the right to require Emmis to repurchase their shares upon certain going-private transactions.  We note your response to verbal comment #1 in your response letter dated March 28, 2012 provides more detail on those going-private transactions—specifically if Jeffrey H. Smulyan, your Chairman and CEO, participates in a going-private transaction (independently or through his affiliates), then holders of the Preferred Stock are able to redeem their shares for the liquidation preference plus any unpaid dividends one year later.  In light of the fact that you are asking shareholders to approve the Proposed Amendments—one of which removes their ability to require you to repurchase their shares upon certain going-private transactions—please revise the preliminary proxy statement to discuss all the circumstances under which the holders of Preferred Stock are losing this ability and the current redemption value.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amended Preliminary Proxy Statement to state that the redemption value of the Preferred Stock as of April 15, 2012 is $62.12 per share (based on a liquidation preference of $50 per share and accumulated but undeclared dividends of $12.12 per share) and that following the effectiveness of the Proposed Amendments, the holders of the Preferred Stock will no longer be entitled to cause the Company to effect a redemption of the Preferred Stock in the event of a Rule 13e-3 Transaction (as defined in Rule 13e-3(a)(3) under the Exchange Act, which includes any such transaction with an affiliate of Mr. Smulyan) that does not otherwise constitute a change of control.

6.
We also note your response to verbal comment #1 states Mr. Smulyan has twice attempted to participate in a going-private transaction while the Preferred Stock has been outstanding.  Please revise to describe the facts and circumstances regarding these prior transactions and how the Proposed Amendments, after their effectiveness, may affect the likelihood of success of going-private transactions.

In response to the Staff’s comment, the Company has revised the disclosure on page 13 of the Amended Preliminary Proxy Statement to include the facts and circumstances regarding Mr. Smulyan’s prior attempts in 2006 and 2010 to consummate a going-private transaction with the Company while the Preferred Stock has been outstanding, including through an offer to purchase all of the Class A Common Stock to be followed by a redemption of the Preferred Stock in 2006 and through a tender offer launched by an affiliate for the Class A Common Stock and an exchange offer for the Preferred Stock conducted by the Company in 2010.  Upon the effectiveness of the Proposed Amendments, the holders of the Preferred Stock will no longer be able to vote as a separate class on any plan of merger, sale of assets, share exchange or similar transaction and the holders will no longer be entitled to require the Company to repurchase their shares in connection with a going-private transaction.  As a result, the likelihood of success of going-private transactions following the effectiveness of the Proposed Amendments will be increased.

7.
Rule 13e-3(a)(3)(ii) describes the effects of a Rule 13e-3 transaction. Please analyze and tell us whether any of the Proposed Amendments would have those effects on the Preferred Stock—in particular, analyze the ability of the Preferred Stock to remain listed on the Nasdaq Global Select Market.

Rule 13e-3 provides that a “Rule 13e-3 transaction” is a transaction or series of transactions with respect to an equity security involving the purchase of, tender for or solicitation of proxies with respect to such equity security which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the following effects:

—
Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Exchange Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 under the Exchange Act, or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6 of the Exchange Act; or suspension under Rule 12h-3 or section 15(d) of the Exchange Act; or

—
Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

The Company does not intend for the Proposed Amendments to result in the termination of the Exchange Act registration of the Preferred Stock, nor is there a reasonable likelihood of such termination.  As of April 3, 2012, there were 8 record holders, 40 DTC participants and 166 beneficial holders of the Preferred Stock.  As such, the Preferred Stock is already eligible for termination of registration under Rule 12g-4 of the Exchange Act, since there are fewer than 300 record holders. Therefore, the Proposed Amendments could not have the effect of resulting in the Preferred Stock becoming eligible for termination of Exchange Act registration.  The Company would have to file a copy of Form 15 with the Commission in order to deregister the Preferred Stock if it intended to do so.

The Preferred Stock is currently listed under the symbol “EMMSP” on the Nasdaq Global Select Market.  The Company does not expect the effectiveness of the Proposed Amendments to result in the delisting of the Preferred Stock from the Nasdaq Global Select Market.  Under Nasdaq Rule 5460(a), in order for the Preferred Stock to remain listed on the Nasdaq Global Select Market, the following continued listing criteria must be fulfilled:

—	there must be at least 100,000 Publicly Held Shares;1

—	the market value of Publicly Held Shares must be at least $1,000,000;

—	the Preferred Stock must have a minimum bid price of at least $1 per share;

—	there must be at least 100 Public Holders2 of Preferred Stock; and

—	there must be at least two registered and active market makers.

The Company expects that the Preferred Stock will continue to meet the above criteria for listing on the Nasdaq Global Select Market following the effectiveness of the Proposed Amendments.  In particular, while the Proposed Amendments would

1
The term “Publicly Held Shares” means shares not held directly or indirectly by an officer, director or any person who is the beneficial owner of more than 10 percent of the total shares of the class outstanding.

2
The term “Public Holders” means holders of a security that includes both beneficial holders and holders of record, but does not include any holder who is, either directly or indirectly, an executive officer, director, or the beneficial holder of more than 10% of the total shares of the class outstanding.

amend the rights and privileges of the Preferred Stock, they do not purport to reduce the number of Publicly Held Shares of Preferred Stock, the number of Public Holders of Preferred Stock or the number of market makers, to such extent as to result in non-compliance with Rule 5460(a).

With respect to the market value and minimum bid price of the Preferred Stock, the Company does not intend or reasonably expect that the Publicly Held Shares will drop below $1,000,000 or that Preferred Stock will have a bid price lower than $1.00 as a result of the Proposed Amendments.  Even if the Proposed Amendments have the effect of decreasing the value of the Preferred Stock, the Company would not expect or intend such decrease to result in delisting of the Preferred Stock under Nasdaq Rule 5460(A), in light of (a) the current  as-converted value of the Preferred Stock; (b) the increase to the as-converted value of the Preferred Stock expected due to the positive impact on the value of the Class A Common Stock and the Company's capital structure resulting from the Proposed Amendments; and (c) the additional preferred value associated with the liquidation preference and other rights of the Preferred Stock.

Because the Company does not intend for the Proposed Amendments to result in the delisting or eligibility for deregistration of the Preferred Stock and because the Proposed Amendments would not likely result in such delisting or eligibility for deregistration, the effectiveness of the Proposed Amendments would not constitute a Rule 13e-3 transaction.  Furthermore, management and the Board of Directors of the Company have not considered causing deregistration or delisting of the Preferred Stock, so the Proposed Amendments cannot be viewed as the first of a series of transactions that would have the result of a delisting or deregistration of the Preferred Stock.

8.
We also note the fourth and fifth paragraphs on page 13 disclose a Note Purchase Agreement with Zell to allow the company to enter into total return swaps and, per these swaps, the company acquired the right to direct the vote of about 61.3% of the then outstanding Preferred Stock.  Please revise to explain in detail (i) the facts and circumstances of how you purchased these swaps, (ii) how these swaps function and what they allow you to do, and (iii) whether the company considered any of the Proposed Amendments at the time it contemplated the Note Purchase Agreement and swap transactions. In this regard, we note your Form 8-K filed on January 30, 2012 discloses the board considered amending the Preferred Stock along the lines of the Proposed Amendments.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Amended Preliminary Proxy Statement to explain that (i) the Company used financing available under the Note Purchase Agreement to enter into total return swaps and voting agreements with certain holders of Preferred Stock, (ii) the swaps entitled the Company to receive all payments and other consideration received by the counterparty in respect of its shares of Preferred Stock and under the voting agreements, the Company would have the ability to direct the vote of approximately 61.3% of the then outstanding shares of Preferred Stock, and (iii) since the objective of the Company was to obtain a sufficient number of shares of Preferred Stock in order to amend the terms of the Preferred Stock, the Company had in fact discussed amendments to the terms of the Preferred Stock similar to the Proposed Amendments at the time that it contemplated entering into the Note Purchase Agreement and the swap transactions but did not formally consider or take action with respect to the specified Proposed Amendments or any other amendments to the Preferred Stock.

9.
We note from the sixth and seventh paragraphs on page 13 you conducted a tender offer and repurchased a total of 222,450 shares.  After each transaction, please disclose your total voting power with respect to the Preferred Stock.

In response to the Staff’s comment, the Company has revised the disclosure in the sixth and seventh paragraphs on page 14 of the Amended Preliminary Proxy Statement to disclose that the Company had the ability to direct the vote of approximately 60.6% of the then outstanding shares of Preferred Stock immediately following the consummation of the tender offer and had the ability to direct the vote of approximately 61.3% of the then outstanding shares of Preferred Stock immediately following the completion of the purchase of the shares of Preferred Stock from certain of the holders of Preferred Stock.

10.
We note in the first paragraph on page 14 you issued 400,000 shares to the 2012 Retention Plan Trust.  Please disclose the circumstances and business reasons for this issuance, and who controls the Trust.  We note related disclosure in the Form 8-K filed on January 30, 2012.

In response to the Staff’s comment, the Company has revised the disclosure in the first paragraph on page 15 of the Amended Preliminary Proxy Statement to disclose that the 2012 Retention Plan was entered into to provide the Company with the flexibility to amend the terms of the Preferred Stock and that the board of directors believes that the 2012 Retention Plan will (i) increase employee stock ownership opportunities, (ii) improve the Company’s ability to retain a team of outstanding employees, and (iii) compensate employees for prior reductions in base salaries, a lack of merit increases for the current year and the increases in the employees’ share of benefit costs.  The revised disclosure also notes that the trustee is Mr. Smulyan and that pursuant to a Voting and Transfer Restriction Agreement, Emmis has the right to direct the trustee’s vote of 400,000 shares of Preferred Stock contributed to the 2012 Retention Plan Trust under the 2012 Retention Plan.

The Company also respectfully refers the Staff to the disclosure contained in the first and second paragraphs on page 6 of the Definitive Proxy Statement.

11.	Further, the Proposed Amendments negatively impact the rights of the holders of the Preferred Stock. Please revise to provide more fulsome and robust disclosure on these negative impacts in light of the fact you are seeking shareholder approval of these amendments. For instance:

In addition to the changes outlined below and in response to the oral questions raised by the Staff on teleconferences held on March 14 and 16, 2012, the Company has made a number of clarifying changes to the summary of the Proposed Amendments on pages 1, 8 and 9 of the Amended Preliminary Proxy Statement and the proxy cards.

—
Proposed Amendment (1) removes the obligation to pay the holders of Preferred Stock accumulated dividends.   Disclose the amount of accumulated dividends such holders will lose.  See also Item 12(d) of Schedule 14A.

In response to the Staff’s comment, the Company has included disclosure on page 16 of the Amended Preliminary Proxy Statement under “Certain Effects of the Proposed Amendments” to explain that as of April 15, 2012, there are accumulated but undeclared dividends of $12.12 per share of Preferred Stock and that the holders of Preferred Stock will no longer be eligible to receive such accumulated but undeclared dividends after the Proposed Amendments are effective.  The Company believes that such disclosure along with other information contained in the Amended Preliminary Proxy Statement satisfies the requirements of Item 12(d) of Schedule 14A.

—
Proposed Amendment (2) changes the designation, makes clear dividends or distributions are not payable unless declared by the Board, and eliminates director election rights.  Explain why it is important to change the designation and why it is important that dividends or distributions are not payable unless declared by the Board; and explain whether these changes are different from before.

The purpose of Proposed Amendment (2) is to eliminate the accumulation of future dividends.  As a result, the Preferred Stock is being designated as “Non-Cumulative” instead of “Cumulative” to ensure that investors are not misled as to accumulation of dividends. Under Indiana law, dividends are not payable unless declared by the board of directors.  In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Amended Preliminary Proxy Statement to explain the foregoing and eliminate any ambiguity.

—	Proposed Amendment (3) affects the rank of Preferred Stock on dividends, distributions, and repurchase. Disclose the accumulated dividends as noted above.

The Company respectfully refers the Staff to the Company’s response under the first bullet point above.

—
Proposed Amendment (4) affects the right to redemption upon certain going- private transactions of the holders of Preferred Stock.  Disclose the redemption value upon these transactions and explain in more detail the kinds of going- private transactions.

In response to the Staff’s comment, the Company has included disclosure on page 13 of the Amended Preliminary Proxy Statement to state that in the event of a going-private transaction that does not otherwise constitute a change of control of Emmis, including any such transaction with an affiliate of Mr. Smulyan, the holders of the Preferred Stock would have been entitled to cause the Company to effect a redemption of the Preferred Stock and that the redemption value of the Preferred Stock is $62.12 per share (based on a liquidation preference of $50 per share and accumulated but undeclared dividends in arrears of $12.12 per share).

—	Proposed Amendment (5) affects Preferred Stock’s conversion rights upon a change of control. Discuss in more detail the conversion prices and the applicable kinds of change of control transactions.

In response to the Staff’s comment, the Company has included disclosure on page 17 of the Amended Preliminary Proxy Statement under “Certain Effects of the Proposed Amendments” to state that, currently, in the event of a change of control (which includes (i) the sale of all or substantially all assets, (ii) the adoption of a plan of liquidation or dissolution, (iii) the acquisition of more than 50% of Emmis’ total outstanding voting stock, or (iv) individuals who at the beginning of any consecutive two-year period constituted the board of directors ceasing to constitute a majority of the board of directors), holders of Preferred Stock would have the option to convert all such shares to shares of Class A Common Stock if the market value of the Preferred Stock is less than $78.125 per share, at a conversion price equal to the greater of (A) the market value of the Preferred Stock as of such date and (B) 66.67% of the market price for the Class A Common Stock at the close of trading on the date of issuance of the Preferred Stock. Following the effectiveness of the Proposed Amendments, the holders of Preferred Stock will no longer have the option to convert their Preferred Stock into Class A Common Stock upon a change of control at such conversion price.

—	Proposed Amendment (6) affects Preferred Stock’s ability to vote as a separate class. Please disclose the conversion ratio for purposes of the vote and their prior conversion ratio.

In response to the Staff’s comment, the Company confirms to the Staff that the current conversion price is $20.495 per share of Preferred Stock, which results in a conversion ratio of 2.44 shares of Class A Common Stock for each share of Preferred Stock, and that the

Company does not intend to change the conversion price (or resulting conversion ratio) in connection with the Proposed Amendments.  The Company has also included disclosure on page 17 of the Amended Preliminary Proxy Statement under “Certain Effects of the Proposed Amendments” to state the conversion price and resulting conversion ratio.

—	Proposed Amendment (7) changes the conversion price adjustment for the Preferred Stock. Explain what the conversion price was before this amendment and what it will be afterwards.

The Company respectfully notes for the Staff that Proposed Amendment (7) would not change the conversion price adjustment for the Preferred Stock, but would, upon its effectiveness, require that holders of Preferred Stock receive the same kind and amount of consideration (be it in cash, stock or other property) as the holders of Class A Common Stock in certain merger, reclassification and other transactions.  The consideration payable in such transactions to the holders of Preferred Stock would be calculated on an as-converted basis (based on the same conversion price of $20.49 per share of Preferred Stock and subject to the conversion price adjustments as currently set forth in the Articles of Incorporation).  In response to the Staff’s comment, the Company has included disclosure on page 17 of the Amended Preliminary Proxy Statement under “Certain Effects of the Proposed Amendments” explaining that the conversion price of the Preferred Stock as of April 3, 2012 is $20.49 per share of Preferred Stock and will not change as a result of the Proposed Amendments and that the Proposed Amendments will not change the conversion price adjustment provisions of the Articles of Incorporation, but will only require that holders of Preferred Stock receive the same kind and amount of consideration as other holders of Class A Common Stock in certain transactions.

Questions and Answers about the Special Meeting, page 1

Q:	Has the board of directors made any recommendation with respect to the Proxy Solicitation?, page 2

12.
We note the board of directors other than Mr. Gale believes the Proposed Amendments will provide the company greater flexibility in recapitalizing and improving its balance sheet and enhance the value of the Common Stock.  We also note similar disclosure in the middle of page 3 that the Proposed Amendments will have a positive effect on the overall capital structure of Emmis.  Please explain in more detail what you mean by greater “flexibility in recapitalizing and improving [your] balance sheet,” enhancing the value of your Common Stock, and a “positive effect on the overall capital structure of Emmis.”

In response to the Staff’s comment, the Company has included disclosure on pages 3, 7 and 17 of the Amended Preliminary Proxy Statement to explain that Emmis’ board of directors believes the Proposed Amendments will (i) likely improve the value of the Class A Common Stock by reducing the amount of accumulated but undeclared Preferred Stock dividends under the Company’s existing capital structure and (ii) have advantages for the Company in seeking to recapitalize the balance sheet by simplifying the Company’s existing capital structure and enhancing the Company’s overall leverage profile from a rating agency perspective.

Proposal 8: Approval of the Reverse Stock Split Authorization, page 17

13.
Per the second paragraph on page 17, we note the reverse stock split will apply to the outstanding shares of Class A and Class B common stock and not to the authorized shares.  Please revise to discuss the potential dilutive effects of not applying the reverse stock split to the authorized shares.  That is, it appears the board of directors will have additional shares that it may issue without seeking further shareholder approval after the reverse stock split.

The Company confirms to the Staff that the reverse stock split is intended to apply equally to all authorized shares of Class A and Class B Common Stock and not just the outstanding shares.  In response to the Staff’s comment, the Company has revised the disclosure in the second paragraph on page 20 of the Amended Preliminary Proxy Statement to state that the reverse stock split will apply to all authorized and outstanding shares of Class A and Class B Common Stock and has updated the tables on page 22 to demonstrate the number of shares that will be authorized following the reverse stock split.

14.
We note your disclosure in the middle of page 19 that the reverse stock split will not affect your reporting requirements under the Exchange Act.  Please disclose your record holders before and after the split.

In response to the Staff’s comment, the Company has included disclosure in the second full paragraph on page 22 of the Amended Preliminary Proxy Statement that there are 5,518 record holders of Common Stock as of the date hereof and there will be 720 record holders of Common Stock following the completion of a 1-for-3 reverse stock split, 667 record holders of Common Stock following the completion of a 1-for-5 reverse stock split and 645 record holders of Common Stock following the completion of a 1-for-8 reverse stock split, in each case, as described in the Amended Preliminary Proxy Statement.

Additionally, per your request, the Company hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

—	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (317) 684-6535.

Sincerely,

/s/ J. Scott Enright

J. Scott Enright Executive Vice President, General Counsel and Secretary